

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 24, 2016

Alexander A. Zukiwski
Chief Executive Officer
Arno Therapeutics, Inc.
200 Route 31 North, Suite 104
Flemington, NJ 08822

> **Re: Arno Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2016**
> **File No. 333-214074**

Dear Mr. Zukiwski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scot Foley at (202) 551-3383 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Christopher J. Melsha, Esq.
          Fredrikson & Byron, P.A.